

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 12, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares, par value $0.01 per share of Fortress Transportation and Infrastructure Investors LLC under the Exchange Act of 1934.

Sincerely,